September 26, 2007

Via U.S. Mail and Facsimile

Fu Jian
Chief Executive Officer
Shiner International, Inc.
19/F Didu Building
Pearl River Plaza
No. 2 North Longkun Road
Haikou, Hainan Province
China 570125

RE:		Shiner International, Inc.
		Form 10-KSB for the fiscal year ended March 31, 2007 Form 8-K filed July 27, 2007
		File No. 333-136049

Dear Mr. Jian:

      We have limited our review of your Form 10-KSB for the fiscal year ended March 31, 2007, and Form 8-K filed July 27, 2007, to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. We note that in your 8-K filed July 27, 2007, you state that due to two new customers, one of which is in Syria, you expect your tobacco film exports to more than double in 2007. In light of the fact that Syria is identified as a state sponsor of terrorism by the
U.S. State Department and is subject to U.S. economic sanctions and export controls, please describe your current, past and anticipated operations in and other contacts with Syria, whether through direct or indirect arrangements. Discuss the materiality to you of such contacts and whether the contacts constitute a material investment risk to your security holders.
2. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value.
We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania General Assembly has adopted a resolution that requires its Budget and Finance Committee to report annually regarding state pension fund assets invested in companies that do business with certain U.S.-designated state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism.
Your
materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.
3. We also note that on pages 6 and 7 of your 8-K you mention customers in the Middle East and on page 8 you note customers in Africa. Please advise us whether you have contacts with Iran and/or
Sudan. If you do, please provide the same information regarding your contacts with those countries as requested in the foregoing comments in regard to Syria.


Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.


								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk
cc: 	Roger Schwall
		Division of Corporation Finance
Fu Jian
Shiner International, Inc.
September 26, 2007
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE